Exhibit 99.1

Clearmind Medicine Kicks-Off Patient Enrollment at Tel Aviv Sourasky Medical Center, Adding Another Site Activated in its Phase I/IIa Alcohol Use Disorder Trial

First patient recruited at leading Israeli site accelerating enrollment momentum across global study of CMND-100

Vancouver, Canada, Nov. 25, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that Tel Aviv Sourasky Medical Center (“TASMC”), one of Israel’s top-tier academic medical centers, has officially kicked off patient enrollment by successfully recruiting the first participant for Clearmind’s FDA-approved multinational Phase I/IIa clinical trial of CMND-100 in Alcohol Use Disorder (AUD).

The recruitment of the first patient at TASMC, under the leadership of Principal Investigator Prof. David Zeltser, Director of Internal Medicine Department and Deputy Director, R&D and Innovation, marks full activation of this prestigious Israeli site. TASMC now joins an expanding network of world-class centers actively screening and enrolling patients, including Yale School of Medicine, Johns Hopkins University School of Medicine, and Hadassah Medical Center.

The Phase I/IIa trial is evaluating the safety, tolerability, pharmacokinetics, and preliminary efficacy of CMND-100, Clearmind’s proprietary, non-hallucinogenic, oral MEAI-based compound. Recent top-line results from the first completed cohort showed excellent safety and adherence with no serious adverse events.

Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine, stated, “The recruitment of the first patient at TASMC is a significant step that further accelerates our global trial. We are grateful to Prof. Zeltser and the entire TASMC team for their commitment and excited to advance CMND-100 toward potentially transforming the treatment landscape for AUD.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential and growing momentum behind CMND-100 and the ongoing evaluation and Phase I/IIa clinical trial of CMND-100 as a potential breakthrough therapy for AUD. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.